Exhibit 99.2

Rule 3.19A.1

Appendix 3X

Initial Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Genetic Technologies Limited
A.B.N.	17 009 212 328

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Dr. Mervyn Cass
Date of appointment	30 September 2011

Part 1 - Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

None

Part 2 — Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. Cassen Nominees Pty. Ltd. <Cass Family Super Fund A/C> Member / Beneficiary	Number & class of Securities 473,667 fully paid ordinary shares

Part 3 — Director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

Nature of interest

Name of registered holder (if issued securities)

No. and class of securities to which interest relates

Dated:  3 October 2011

+ See chapter 19 for defined terms.